Rule 424(b)(3)
                                                       Registration No. 33-35415


                    Prospectus Supplement Dated April 3, 1997
                                       to
                    Reoffer Prospectus Dated October 26, 1995

                 Reoffers or Resales of Shares of Common Stock,
            Par Value $0.01 Per Share, of Surety Capital Corporation
                   Acquired or to be Acquired Pursuant to the
         1988 Incentive Stock Option Plan of Surety Capital Corporation

     The information set forth in this Prospectus Supplement (the "Prospectus Supplement") supplements certain of the information set forth in the Reoffer Prospectus dated October 26, 1995 (the "Prospectus"). This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at 801 Cherry Street, 19th Floor, Fort Worth, Texas 76102. Copies of such material may be obtained upon the payment of prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The Common Stock of the Company is traded on the American Stock Exchange, Inc., and reports, proxy statements and other information concerning the Company can be inspected at the American Stock Exchange, Inc. at 86 Trinity Place, Fifth Floor Library, New York, New York 10006. The telephone number of the American Stock Exchange, Inc. is 212-306-1290.

                                  RISK FACTORS

     In addition to the other information in this Prospectus Supplement, prospective investors should carefully consider the following factors which individually or cumulatively could result in the decline or loss in the value of the Shares offered hereby:

     INSURANCE PREMIUM FINANCING CONCENTRATION MAY INCREASE RISK OF LOSSES. The Company owns all of the issued and outstanding shares of capital stock of Surety Bank, National Association, formerly Texas Bank, National Association and formerly Texas National Bank, Lufkin, Texas (the "Bank"), with full service offices in Chester, Hurst, Kennard, Lufkin, Midlothian, Waxahachie, Wells and Whitesboro, Texas.

     As of December 31, 1996 insurance premium financing loans represented approximately 37% of the total loans of the Bank. Such a high concentration of insurance premium financing loans may expose the Bank to greater risk of loss than would a more diversified loan portfolio. The Bank's current policy limits the aggregate loans related to any single insurance company or any insurance syndicate to a maximum of 35% of the Bank's capital. The 35% limit applies only to insurance companies rated "A" or better by A. M. Best & Company, Inc. ("Best"), and to certain unrated insurance organizations which the Bank's management has determined to be financially strong. Lower percentage limits apply to insurance companies which have ratings of less than "A" from Best or are not rated by Best. For example, the aggregate premium loans related to any insurance entity that is not rated by Best and is not admitted in Texas may not exceed 10% of the Bank's capital unless the Bank's board of directors authorizes a higher limit based on a review of the insurer, principally concerning its financial strength.

     ALLOWANCE FOR LOAN LOSSES. The Bank attempts to establish an adequate allowance for possible loan losses through management's analysis of current and historical data. Loan losses different from the allowance provided by the Bank could occur, and loan losses in excess of the allowance for loan losses are possible. Loan losses in excess of the amount of the allowance could and probably would have a material adverse effect on the financial condition of the Bank and therefore the Company. At December 31, 1996 the Bank's allowance for loan losses was 1.2% of total loans (net of unearned interest) and 502.5% of total nonperforming loans. Management believes that all known losses in the portfolio have been provided for.

     EQUITY CAPITAL COMPLIANCE REQUIREMENTS FOR BANK AND COMPANY. Pursuant to regulatory requirements, the Bank and the Company are required to maintain certain levels of regulatory capital. Failure to meet these capital requirements could expose the Company and/or the Bank to possible regulatory administrative action or agreements, including, for the Bank, limitations on asset growth, restrictions on operations, restrictions on payment of dividends or mandated disposition of assets. Generally, a national bank is required to maintain a minimum ratio of 8% qualifying capital to risk-weighted assets. Qualifying capital includes common stockholders' equity and, subject to certain limitations, preferred stock, the allowance for loan losses, mandatory convertible debt and subordinated debt. For purposes of calculating the ratio, assets are assigned different risk weights, ranging from 0% for risk-free assets such as cash to 100% for assets such as commercial loans. At December 31, 1996 the Bank had a qualifying capital to risk-weighted assets ratio of 12.29%. In addition, the Bank is required to maintain a minimum level of 3% core (generally equity) capital to assets. At December 31, 1996 the Bank had a 11.10% ratio of core capital to assets. There can be no assurance that the Company will be successful in maintaining or raising capital for the Bank sufficient to meet its needs.

     RELIANCE ON KEY PERSONNEL. The Company and the Bank are highly dependent upon their executive officers and key employees. Specifically, the Company considers the services of C. Jack Bean, G. M. Heinzelmann, III, Bobby W. Hackler and B. J. Curley to be of vital importance to the success of the Company. The unexpected loss of the services of any of these individuals, particularly Mr. Bean, Chairman of the Board of the Company, could have a detrimental effect on the Company and the Bank. The Bank is the beneficiary of a $500,000 key man insurance policy on the life of Mr. Bean. The Company has entered into Change in Control Agreements with Messrs. Bean, Heinzelmann, Hackler and Curley under which each will receive certain benefits if their employment is terminated other than for cause, or constructively terminated, following a change in control of the Company. Effective February 18, 1997, the Company adopted a Management Succession Plan which provides for the orderly succession of executive officers of the Company in the event of the resignation, retirement or other loss of services of any such officer.

     "SOURCE OF STRENGTH DOCTRINE." The Board of Governors of the Federal Reserve System (the "Federal Reserve") has announced a policy sometimes known as the "source of strength doctrine" that requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The Federal Reserve has interpreted this policy to require that a bank holding company, such as the Company, stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. The Federal Reserve has stated that it would generally view a failure to assist a troubled or failing subsidiary bank in these circumstances as an unsound or unsafe banking practice or a violation of Regulation Y or both, justifying a cease and desist order or other enforcement action, particularly if appropriate resources are available to the bank holding company on a reasonable basis. The requirement that a bank holding company, such as the Company, make its assets and resources available to a failing subsidiary bank could have an adverse effect on the Company and its shareholders.

     RESTRICTION ON BANK DIVIDENDS. The Company does not intend to pay dividends in the near future. However, the payment of cash dividends by the Company in the future will depend to a large extent on the receipt of dividends from the Bank. The ability of the Bank to pay dividends is dependent upon the Bank's earnings and financial condition. The payment of cash dividends by the Bank to the Company and by the Company to its shareholders is subject to statutory and regulatory restrictions.

     COMPETITION. There is significant competition among banks and bank holding companies in the areas in which the Bank and the Company operate. The Company believes that such competition among such banks and bank holding companies, many of which have far greater assets and financial resources than the Company, will continue to increase in the future. The Bank also encounters intense competition in its commercial banking business from savings and loan associations, credit unions, factors, insurance companies, commercial and captive finance companies, and certain other types of financial institutions located in other major metropolitan areas in the United States, many of which are larger in terms of capital, resources and personnel. The casualty insurance premium financing business of the Bank is also very competitive. Large insurance companies offer their own financing plans, and other independent premium finance companies and other financial institutions offer insurance premium financing.

     GOVERNMENT REGULATION AND RECENT LEGISLATION. The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision regarding banking and insurance premium financing. Recently enacted or proposed legislation and regulations have had, will continue to have or may have significant impact on the banking industry. Some of the legislative and regulatory changes may benefit the Company and the Bank, while others may increase the Company's costs of doing business and assist competitors of the Company and the Bank. For example, under the Riegle-Neal Interstate Banking and Branching Act of 1994, banks may acquire branches through interstate mergers beginning June 1, 1997, unless a state "opts out." The Texas Legislature has passed legislation to opt out until 1999. It is not possible to predict whether this legislation will enhance or decrease the value of stock of existing Texas-based financial institutions. In addition, persons, alone or acting in concert with others, seeking to acquire more than 10% of any class of voting securities must comply with the Change in Bank Control Act. Entities seeking to acquire more than 5% of any class of voting securities must also comply with the Bank Holding Company Act.

     GENERAL ECONOMIC CONDITIONS AND MONETARY POLICY. The operating income and net income of the Bank depend to a substantial extent on "rate differentials," i.e., the differences between the income the Bank receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the control of the Bank, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans increase. Increases in the discount rate by the Federal Reserve System usually lead to rising interest rates, which affect the Bank's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds.

     TRADING MARKET FOR THE COMMON STOCK. Although the Common Stock is listed for trading on the American Stock Exchange, the trading market in the Company's Common Stock on such exchange historically has been less active than the average trading market for companies listed on such exchange. As a result, the price of the Company's Common Stock has ranged from $3.25 to $4.9375 during 1996. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of Common Stock at any given time, which presence is dependent upon the individual decisions of investors and general economic and market conditions over which the Company has no control.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information as of March 20, 1997 regarding the Common Stock of the Company beneficially owned by the Selling Shareholders, and any position, office or other material relationship which the Selling Shareholders have had in the past three years with the Company.

                                                                         Number of Shares
                                                                       of Common Stock Under
                                                                         This Offering (3)
                                                                         -----------------
                                                                                                     Number         Percentage
                                                                                                  of Shares of     of Shares of
                                                   Shares                             Subject     Common Stock     Common Stock
                         Position,               Beneficially    Acquired Under     to Options       Owned            Owned
                         Office or                  Owned          Plan & Held     Outstanding     After Sale       After Sale
                          Material                Prior to          Subject to      Under the      Under this       Under this
       Name (1)         Relationship            Offering (2)      This Offering      Plan (4)     Offering (5)     Offering (6)
       --------         ------------            ------------      -------------      --------     ------------     ------------
C. Jack Bean          Chairman of the             194,665(7)           0              11,900        182,765             3.15%
                      Board and Chief
                      Executive Officer

Bobby W. Hackler      Vice Chairman of             33,637(8)           0              21,354         12,283      less than 1%
                      the Board and Chief
                      Operating Officer

G. M. Heinzelmann,    President                    39,051(9)           0              19,344         19,707      less than 1%
                                                  =======             --              ======        =======      ============
III

                                TOTAL             267,353              0              52,598        214,755             3.70%


(1) Except as otherwise noted, each of the persons named has sole voting and dispositive power with respect to the shares reported.

(2) Includes all shares which have been or may have been acquired under the Plan subject to options, and includes all other shares for which beneficial ownership is deemed pursuant to Rule 13d-3 under the Exchange Act.

(3) For each of the Selling Shareholders, the sum of these two columns is the total number of Shares which may be offered for his account pursuant to the Prospectus. The sum of the totals of these two columns equals the total number of Shares registered under this Offering.

(4) Only includes Shares subject to options exercisable within sixty (60) days that were granted pursuant to the Plan.

(5) Does not include any Shares that have been acquired or may be acquired pursuant to the Plan, and assumes exercise of all options granted under the 1995 Incentive Stock Option Plan of the Company which are exercisable within sixty (60) days.

(6) Based on 5,803,152 shares of Common Stock outstanding at March 20, 1997, which assumes the exercise of all options underlying the Shares offered hereby.

(7) Includes 182,765 shares of Common Stock owned of record; and 11,900 shares of Common Stock which Mr. Bean has the right to acquire within sixty (60) days from the date hereof pursuant to options granted to him under the Plan.

(8) Includes 128 shares of Common Stock owned of record; 21,354 shares of Common Stock which Mr. Hackler has the right to acquire within sixty (60) days from the date hereof pursuant to options granted to him under the Plan; and 12,155 shares of Common Stock which Mr. Hackler has the right to acquire within sixty (60) days from the date hereof pursuant to options granted to him under the 1995 Incentive Stock Option Plan of the Company.

(9) Includes 8,590 shares of Common Stock owned of record; 19,344 shares of Common Stock which Mr. Heinzelmann has the right to acquire within sixty
     (60) days from the date hereof pursuant to options granted to him under the Plan; and 11,117 shares of Common Stock which Mr. Heinzelmann has the right to acquire within sixty (60) days from the date hereof pursuant to options granted to him under the 1995 Incentive Stock Option Plan of the Company.

     There is no assurance that any of the Selling Shareholders will sell any or all of the shares of the Common Stock offered by them under the Prospectus. The Prospectus may be amended or further supplemented from time to time to add or delete persons who have acquired or will acquire shares of Common Stock under the Plan, or who have disposed of such shares of Common Stock, to or from the list of Selling Shareholders.